UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number 001-38810

STEALTH BIOTHERAPEUTICS CORP

(Translation of registrant’s name into English)

Stealth BioTherapeutics Corp

c/o Intertrust Corporate Services (Cayman) Limited

190 Elgin Avenue, George Town

Grand Cayman

KY1-9005 Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Partial Exercise of Over-Allotment Option

On February 28, 2019, the underwriters of the Stealth BioTherapeutics Corp (the “Company”) initial public offering, which closed on February 20, 2019, notified the Company of the partial exercise of the over-allotment option pursuant to which the Company issued an additional 588,232 American Depository Shares (“ADSs”) at the initial public offering price of $12.00. After giving effect to the partial exercise of the over-allotment option, the total number of ADSs sold by the Company in the initial public offering was 7,088,232 ADSs and total gross proceeds, before deducting underwriting discounts and commissions and other offering expenses payable by the Company, were approximately $85.1 million. The closing of the partial exercise of the over-allotment option occurred on March 4, 2019. The press release issued by the Company in connection therewith is attached hereto as Exhibit 99.1.

Amendment to Memorandum and Articles of Association

On February 20, 2019, an amendment to the memorandum and articles of association of the Company came into effect. Among other things, the amendment reflects an increase in the Company’s registered share capital in connection with the issuance of the ordinary shares underlying the American Depositary Shares the Company sold in its recently closed initial public offering.

The amended and restated memorandum and articles of association of the Company are attached to this report on Form 6-K as Exhibit 99.2.

Deposit Agreement

On February 20, 2019, the Company entered into a deposit agreement, dated as of February 20, 2019, among the Company, Citibank, N.A., as depositary, and all owners and holders of American Depositary Shares issued thereunder (the “Deposit Agreement”).

The Deposit Agreement is attached to this report on Form 6-K as Exhibit 99.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STEALTH BIOTHERAPEUTICS CORP

By:	/s/ Irene P. McCarthy
Irene P. McCarthy
Chief Executive Officer

Date:	March 4, 2019

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release issued by the Company on March 4, 2019

99.2	Amended and Restated Memorandum and Articles of Association of the Company

99.3	Deposit Agreement among the Company, Citibank, N.A., as depositary, and all Owners and Holders of ADSs issued thereunder

99.4	Form of American Depositary Receipt (included in Exhibit 99.3)

4